Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

June 15, 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
The Appleton Group PLUS Fund (S000005298)

Dear Ms. Stirling:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of May 28, 2010 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 184 to its registration statement, filed on behalf of its series, The Appleton Group PLUS Fund (the “Fund”).  PEA No. 184 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on April 15, 2010 for the purpose of conforming the Fund’s prospectus to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239 and 274.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

Prospectus – Summary Section – Fees and Expenses of the Fund

1.
Staff Comment:  Please confirm that the expense waiver described in footnote (2) to the Fees and Expenses of the Fund table and reflected in the Example will extend for a period of at least one year from the date of the prospectus.

Response:  The Trust responds by stating supplementally that the expense waiver is in place for a term expiring no earlier than August 31, 2011, and by revising the footnote to reflect this expiration date.  The Trust further responds by confirming supplementally that the calculation of the Example reflects the waiver for a one-year period only.

Prospectus – Summary Section – Principal Investment Strategies

2.	Staff Comment: Please add a discussion of any investment strategy that may result in a high portfolio turnover rate to this section.

Response:  The Trust responds by adding the following disclosure to this section:

“The Fund does not intend to trade actively or capture short-term market opportunities.  Due to the current dynamic market environment and lack of sustainable market trends since 2008, the Advisor expects to make portfolio adjustments as needed to keep shareholder assets on the right side of the market as consistently as possible, and may prioritize investment risk management over lower portfolio turnover rates.”

Prospectus – Summary Section – Principal Risks

3.	Staff Comment: The Staff suggests that the Trust consider consolidating risk disclosures to the extent possible, and requests that the Trust remove the duplicated “International Equity Markets Risk.”

Response:  The Trust responds by deleting the duplicated “International Equity Markets Risk” disclosure, and by consolidating the (Fund of Funds) Structure and Expenses Risk,” “Exchange-Traded Funds Risk” and “Tracking Risk” disclosures to read as follows:

“(Fund of Funds) Structure and Expenses and Exchange-Traded Funds Risks.  You will indirectly bear fees and expenses charged by the underlying funds in which the Fund invests in addition to the Fund’s direct fees and expenses and, as a result, your cost of investing in the Fund will generally be higher than the cost of investing directly in the underlying fund shares.  The market price of an ETF shares may trade at a discount to their net asset value or an active trading market for an ETF shares may not develop or be maintained.  ETFs in which the Fund invests will not be able to replicate exactly the performance of the indices they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities and other expenses, and from time to time, temporarily be unavailable.”

4.	Staff Comment: Please revise the last sentence in the “Commodities Risk” disclosure using plain English.

Response:  The Trust responds by revising the “Commodities Risk” disclosure to read as follows:

“Commodities Risk.  The ETFs in which the Fund invests may invest in commodities.  The price of securities and derivatives linked to commodity prices may not move in a manner similar to the broad commodity market.  Investments in commodity-related businesses bear the risk that the value of such businesses may be affected by general market movements.”

Prospectus – Management of the Fund – Portfolio Managers

5.	Staff Comment: Please clarify the roles of Mr. Scheffler and Mr. Mutschler, specifically with respect to the distinction of Mr. Scheffler as “Senior Portfolio Manager.”

Response:  The Trust responds by adding the following disclosure:

“As co-Portfolio Managers of the Fund, both Mr. Scheffler and Mr. Mutschler are responsible for the daily market and trend research used to implement the Fund’s investment strategies.  In his role as Senior Portfolio Manager of the Advisor, Mr. Scheffler has additional responsibility in developing, monitoring and adjusting the quantitative metrics used in the Advisor’s research discipline.  In his role as co-Portfolio Manager of the Advisor, Mr. Mutschler has additional responsibility regarding trade execution and trade allocation for the Advisor.

If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
Vice President
Trust for Professional Managers